RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

26th April, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 25th April 2007, in the matter of Disclosure under regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Copy of the above letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Exemption File No- 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

April 25, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Disclosure under regulation 8(3) of the Securities and Exchange Board of India (substantial Acquisition of Shares and Takeovers) Regulations, 1997

We enclose herewith Form dated April 25, 2007 being the details of shareholdings of Promoters of the Company as on March 31, 2007, being the date on which financial year of the Company ended, as required under regulation 8(3) of the Securities and Exchange Board of India (substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Company	**Reliance Communications Limited**
Date of reporting	**25th April, 2007**
Name of Stock Exchanges where shares of reporting/target company are listed	**Bombay Stock Exchange Ltd. and National Stock Exchange of India Limited**

(I) Information about persons holding more than 15% shares or voting rights in terms of Regulation 8 (1)

Names of persons holding more than 15% shares or voting rights	Details of shares holding / Voting rights (in number and %) of persons mentioned at (I) a informed u/r 8(1) to target company.											
Names	As on March 31 2007		As on March 31 2006		Changes, if any, between (A) & (B)		As on record date for dividend (current year)		As on record date for dividend (previous year)		Changes, if any between (D) & (E)	
	A		B		C		D		E		F	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoters / person having control / persons acting in concert	Shares holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 2007		As on March 31 2006		Changes, if any, between (A) & (B)		As on record date for dividend (for the year ....)		As on record date for dividend (previous year ....)		Changes, if any between (D) & (E)	
	A		B		C		D		E		F	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
1. AAA Communication Pvt. Lt.d	1308110172	63.98	NIL	--	+1308110172	63.98	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

RELIANCE COMMUNICATIONS LTD.

2. Reliance Capital Limited	18461758	0.90	17827158	22.10	+634600	0.03							
3. Sonata Investments Limited	13775000	0.67	NIL	--	+13775000	0.67							
4. Reliance Innoventures Limited	11529001	0.56	NIL	--	+11529001	0.56							
5. Smt. Kokila D. Ambani	4665227	0.23	3665227	0.30	+1000000	0.05							
6. Hansdhwani Trading Company Pvt. Ltd.	3000040	0.15	NIL	--	+3000040	0.15							
7. Shri Anil D. Ambani	1859171	0.09	1859171	0.15	---								
8. Master Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	1669759	0.08	1669759	0.14	---								
9. Smt. Tina A. Ambani	1650832	0.08	1650832	0.13	--								
10.Reliance General Insurance Co. Ltd.	90000	0.00	NIL	--	+90000								
11.Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	100	0.00	---								
12. Anadha Enterprise Pvt. Ltd.	--	--	270292782	22.10	270292782	13.22							
13. Bhavan Mercantile Pvt. Ltd.	--	--	177372835	14.50	177372835	8.67							
14. AAA Global Business Enterprises Pvt. Ltd.	--	--	11529001	0.94	11529001	0.56							
Total:	**1364811060**		**485866865**										

For Reliance Communications Limited

RELIANCE COMMUNICATIONS LTD.

Hasit Shukla
Company Secretary

Place: Mumbai
Date: 25.04.2007

END